                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No.  333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

     1.   Press release re MTS Announces Second Quarter 2007 Financial Results

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: August 8, 2007

               MTS ANNOUNCES SECOND QUARTER 2007 FINANCIAL RESULTS

RA'ANANA, ISRAEL - AUGUST 8, 2007 - MTS - MER TELEMANAGEMENT SOLUTIONS LTD.
(NASDAQ CAPITAL MARKET: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management and customer care &
billing (CC&B) solutions, today announced its financial results for the second quarter of 2007.

Revenues for the second quarter of 2007 were $2.5 million, compared with revenues of $2.7 million in the second quarter of 2006.

Operating loss for the second quarter of 2007 was $2.7 million compared with an operating loss of $471,000 in the second quarter of 2006. The increase was due to a $2.3 million impairment of goodwill and other intangible assets in accordance with FAS 142 -"Goodwill and other Intangible Assets" with respect to the Company's investment in Teleknowledge Ltd..

Net loss for the second quarter was $2.8 million or ($0.49) per diluted share, compared with a net loss of $448,000 or ($0.08) per diluted share in the second quarter of 2006.

MTS ended the second quarter with approximately $1.6 million in cash and cash equivalents, including marketable securities. The company is continuing to monitor its cash expenditures and is seeking to improve its working capital by year end. Additionally, MTS ended the quarter with an accumulated backlog of orders exceeding $1.0 million. The backlog represents orders booked but not yet recognized as revenue (excluding deferred maintenance revenues) as of June 30,
2007.

Mr. Eytan Bar, President and CEO of MTS said, "Our acquisition of Telsoft in
2006 is paying off. Telsoft showed very good results this quarter, and has exceeded its target expectations as it sold its traditional Telsoft Call
Accounting products as well as the new MTS offerings and solutions to its customer base."

"In the area of Telecommunications Expense Management (TEM), we concluded a successful showing of our solution at the TEM show in San Francisco with very good responses and interest in our solution. We will follow-up on these leads which were indeed most promising."

     "During the second quarter of 2007, we also consolidated our two offices on the West Coast, and our operations extend from our offices on both coasts. We will continue to leverage our solutions and explore new market opportunities,"
concluded Mr. Bar.

CONFERENCE CALL INFORMATION

MTS will conduct a teleconference to discuss the second quarter results on
Wednesday, August 8 at 11:00 a.m Eastern Time/6:00 p.m Israel time.

     To access the conference call, please dial +1-800-860-2442 (U.S.),
+1-412-858-4600 (international), at least 10 minutes prior to commencement of the call. Reference the MTS conference call or conference ID #408733.

     A replay of the call will be available from August 8 through 11:59 p.m. EST on August 15. To access the replay, please dial +1-877-344-7529.

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of business support systems for comprehensive telecommunication management and customer care &
billing solutions. MTS' business support system is a full-featured customized solution for telecommunications management, Interconnect and customer care &
billing. Its telecommunications expense management solution is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology operations, and to significantly reduce associated costs. Its service providers and carriers solutions are used to support sophisticated billing, web-based self-provisioning, partners management and interconnect billing.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the
United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with
Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ
Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

CONTACTS:

COMPANY:
Shlomi Hagai
Corporate COO & CFO
Tel: +972-9-762-1733
Email: shlomi.hagai@mtsint.com

                           -FINANCIALS TABLES FOLLOW-

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                            JUNE 30,
                                                      DECEMBER 31,    ---------------------
                                                         2006           2006         2007
                                                        -------       -------       -------
                                                        AUDITED            UNAUDITED
                                                        -------       ---------------------

     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                            $ 1,474       $ 1,635       $ 1,432
   Short-term bank deposits                                 100             -             -
   Marketable securities                                    159           142           160
   Trade receivables, net                                 2,484         2,280         1,955
   Unbilled receivables                                      51           448            59
   Other accounts receivable and prepaid expenses           763           690           630
   Inventories                                              138           152           138
                                                        -------       -------       -------

TOTAL current assets                                      5,169         5,347         4,374
                                                        -------       -------       -------

LONG- TERM INVESTMENTS:
   Investment in an affiliate                             1,598         1,777         1,468
   Severance pay fund                                       673           607           726
   Other investments                                        366           365           369
   Deferred income taxes                                    112           115           105
                                                        -------       -------       -------

TOTAL long-term investments                               2,749         2,864         2,668
                                                        -------       -------       -------

PROPERTY AND EQUIPMENT, NET                                 439           500           332
                                                        -------       -------       -------

OTHER ASSETS:
   Goodwill                                               4,058         3,877         2,635
   Other intangible assets, net                           1,639           817           933
                                                        -------       -------       -------

TOTAL other assets                                        5,697         4,694         3,568
                                                        -------       -------       -------

TOTAL assets                                            $14,054       $13,405       $10,942
                                                        =======       =======       =======

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                              JUNE 30,
                                                                     DECEMBER 31,     ------------------------
                                                                        2006            2006            2007
                                                                      --------        --------        --------
                                                                      AUDITED               UNAUDITED
                                                                      --------        ------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short term bank credit and current maturities of bank loan         $    421        $      -        $    920
   Trade payables                                                          510             605             531
   Accrued expenses and other liabilities                                2,507           2,395           2,770
   Deferred revenues                                                     1,545             891           1,253
                                                                      --------        --------        --------

TOTAL current liabilities                                                4,983           3,891           5,474
                                                                      --------        --------        --------

LONG-TERM LIABILITIES:
   Long-term bank loan                                                     583               -              83
   Long-term loan from related party                                         -               -             134
   Accrued severance pay                                                   946             876           1,002
                                                                      --------        --------        --------

TOTAL long-term liabilities                                              1,529             876           1,219
                                                                      --------        --------        --------

SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.01 par value - Authorized:
       12,000,000 shares at December 31, 2006 and June 30, 2006
       and 2007; Issued: 5,784,645, 5,774,645 and 5,784,645
       shares at December 31, 2006 and June 30, 2006 and 2007,
       respectively; Outstanding: 5,773,845, 5,763,845 and
       5,773,845 shares at December 31, 2006 and June 30, 2006
       and 2007, respectively                                               17              17              17
   Additional paid-in capital                                           16,109          16,016          16,163
   Treasury shares (10,800 Ordinary shares)                                (29)            (29)            (29)
   Accumulated other comprehensive income                                  254             130             294
   Accumulated deficit                                                  (8,809)         (7,496)        (12,196)
                                                                      --------        --------        --------

TOTAL shareholders' equity                                               7,542           8,638           4,249
                                                                      --------        --------        --------

TOTAL liabilities and shareholders' equity                            $ 14,054        $ 13,405        $ 10,942
                                                                      ========        ========        ========

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                     THREE MONTHS ENDED                     SIX MONTHS ENDED
                                             YEAR ENDED                   JUNE 30,                              JUNE 30,
                                            DECEMBER 31,       ------------------------------        ------------------------------
                                               2006                2006               2007               2006               2007
                                            -----------        -----------        -----------        -----------        -----------
                                              AUDITED                                       UNAUDITED
                                            -----------        --------------------------------------------------------------------

 Revenues                                   $    10,484        $     2,704        $     2,505        $     5,518        $     4,951
 Cost of revenues                              *) 3,355            **) 894            **) 753           *) 1,828           *) 1,381
                                            -----------        -----------        -----------        -----------        -----------

Gross profit                                      7,129              1,810              1,752              3,690              3,570
                                            -----------        -----------        -----------        -----------        -----------

Operating expenses:
   Research and development, net               *) 3,633            **) 898            **) 562           *) 1,958           *) 1,448
   Selling and marketing                       *) 3,078            **) 753            **) 803           *) 1,583           *) 1,639
   General and administrative                  *) 2,651            **) 630            **) 821           *) 1,208           *) 1,519
   Impairment of goodwill and other
     intangible assets                                -                  -              2,312                  -              2,312
                                            -----------        -----------        -----------        -----------        -----------

TOTAL operating expenses                          9,362              2,281              4,498              4,749              6,918
                                            -----------        -----------        -----------        -----------        -----------

Operating loss                                   (2,233)              (471)            (2,746)            (1,059)            (3,348)
Financial income (expenses), net                    (54)               (26)                 2                 11                (13)
                                            -----------        -----------        -----------        -----------        -----------

Loss before taxes on income                      (2,287)              (497)            (2,744)            (1,048)            (3,361)
Taxes on income                                     118                  -                  -                  3                  -
                                            -----------        -----------        -----------        -----------        -----------

Loss before equity in earnings of
   affiliate                                     (2,405)              (497)            (2,744)            (1,051)            (3,361)
Equity in earnings of affiliate                     159                 49                (58)               118                (26)
                                            -----------        -----------        -----------        -----------        -----------

Net loss                                    $    (2,246)       $      (448)       $    (2,802)       $      (933)       $    (3,387)
                                            ===========        ===========        ===========        ===========        ===========

Net loss per share:
   Basic and diluted net loss per
     Ordinary share                         $     (0.39)       $     (0.08)       $     (0.49)       $     (0.16)       $     (0.59)
                                            ===========        ===========        ===========        ===========        ===========
   Weighted average number of
      Ordinary shares used in
      computing basic and diluted net
      loss per share                          5,762,311          5,763,845          5,773,845          5,754,186          5,773,845
                                            ===========        ===========        ===========        ===========        ===========

*)   Including stock-based employee compensation in the amounts of $ 8, $ 21, $
     7 and $ 18 (December 31, 2006 - $ 21, $ 101, $ 17 and $ 71 and six months ended June 30, 2006 - $ 15, $ 60, $ 10 and $ 46) in cost of revenues, research and development, selling and marketing and general and administrative, respectively.

**)  Including stock-based employee compensation in the amounts of $ 4, $ 14, $
     4 and $ 8 (three months ended June 30, 2006 - $ 5, $ 45, $ (3) and $ 21 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.